Exhibit 99.8

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2011 and 2010

Expressed in U.S. Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Continental Energy Corporation:

We have audited the accompanying consolidated financial statements of Continental Energy Corporation, which comprises the consolidated balance sheets as at 30 June 2011 and 2010, and the consolidated statements of stockholders’ deficit, loss and comprehensive loss and cash flows for the years ended 30 June 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. According, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Continental Energy Corporation as at 30 June 2011 and 2010 and the results of its operations, and its cash flow for the years ended 30 June 2011, 2010 and 2009, in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which describes certain conditions that give rise to substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
27 October 2011

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2011	2010
Current
Cash	$17,427	$88,843
Receivables	2,383	1,881
Prepaid expenses and deposits	6,100	9,465
	25,910	100,189
Investments (Note 7)	1	1
Resource Property Costs (Note 7)	1	1
Equipment (Note 8)	18,572	18,965
	$44,484	$119,156

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 11)	$816,866	$284,787
Notes payable (Note 9)	30,603	-
	847,469	284,787

SHAREHOLDERS’ DEFICIENCY
Share Capital - Statement 2 (Note 10)	13,522,030	13,522,030
Contributed Surplus - Statement 2 (Note 10)	8,396,983	7,140,572
Deficit - Statement 2	(22,721,998)	(20,828,233)
	(802,985)	(165,631)
	$44,484	$119,156

Nature of Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo", Director

"Robert V. Rudman", Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Deficiency

	Common Shares		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance - 30 June 2008	68,887,381	$13,319,423	$6,350,268	$(16,424,260)	$3,245,431
Issuance of shares for:
Private placements	-	-	-	-	-
Exercise of options	360,000	81,230	(27,230)	-	54,000
Debt settlement	500,000	55,000	-	-	55,000
Treasury shares held	-	(36,000)	-	-	(36,000)
Financing fees - warrants	-	-	-	-	-
Stock-based compensation	-	-	376,127	-	376,127
Loss for the year	-	-	-	(3,128,587)	(3,128,587)

Balance - 30 June 2009	69,747,381	13,419,653	6,699,165	(19,552,847)	565,971
Issuance of shares for:
Private placements	2,643,000	102,377	82,633	-	185,010
Financing fees - warrants	-	-	79,008	-	79,008
Stock-based compensation	-	-	279,766	-	279,766
Loss for the year	-	-	-	(1,275,386)	(1,275,386)

Balance - 30 June 2010	72,390,381	13,522,030	7,140,572	(20,828,233)	(165,631)
Financing fees - warrants	-	-	1,115,458	-	1,115,458
Stock-based compensation	-	-	140,953	-	140,953
Loss for the year - Statement 3	-	-	-	(1,893,765)	(1,893,765)

Balance - 30 June 2011	72,390,381	$13,522,030	$8,396,983	$(22,721,998)	$(802,985)

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss

	For the	For the	For the
	Year Ended	Year Ended	Year Ended
	30 June	30 June	30 June
	2011	2010	2009

Expenses
Amortization	$14,028	$18,966	$40,304
Consulting fees (Note 11b)	82,500	92,500	9,750
Filing fees	16,704	15,421	18,312
Financing fees - cash	-	14,800	-
Financing fees - warrants (Note 10d)	1,115,458	79,008	-
Foreign exchange loss	14,343	4,677	8,851
Interest and bank charges	6,267	5,126	7,690
Investor relations	-	39,070	3,724
Management fees, salaries and wages (Note 11a)	282,724	369,890	791,070
Office expenses	85,305	97,392	135,571
Professional fees	94,443	161,010	158,663
Rent, office maintenance and utilities	30,852	51,447	56,636
Shareholder communication and transfer agent	4,368	1,733	3,033
Stock-based compensation (Note 10c and d)	140,953	279,766	376,127
Travel and accommodation	18,942	43,116	106,283

Loss Before the Undernoted	(1,906,887)	(1,273,922)	(1,716,014)

Other Income (Expenses)
Bad debt recovery	-	-	36,000
Bad debt expense (Note 7)	(71,500)	-	-
Interest income	-	5	12,717
Loss on disposal of equipment	-	-	(8,993)
Gain on transfer of assets from subsidiary (Note 8)	13,635	-	-
Loss on dissolution of Continental Biofuels	-	-	(122,029)
Loss on debt settlement	-	-	(6,157)
Write-off of property acquisition costs	-	-	(1,313,123)
Gain on sale of CEPL (Note 7)	71,502	-	-
Write-off of resource property costs (Note 7)	(515)	(1,469)	(10,988)

Loss and Comprehensive Loss for the Year	$(1,893,765)	$(1,275,386)	$(3,128,587)

Loss per Share - Basic and Diluted	$(0.03)	$(0.02)	$(0.05)

Weighted Average Number of Shares Outstanding	72,390,381	70,045,277	69,163,217

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

		For the		For the		For the
		Year Ended		Year Ended		Year Ended
		30 June		30 June		30 June
Cash Resources Provided By (Used In)		2011		2010		2009

Operating Activities
Loss for the period		$(1,893,765)		$(1,275,386)		$(3,128,587)
Items not affecting cash
Accrued interest on promissory note		603		-		-
Amortization		14,028		18,966		40,304
Bad debt expense (Note 7)		71,500		-		-
Financing fees - warrants (Note 10d)		1,115,458		79,008		-
Gain on sale of CEPL (Note 7)		(71,502)		-		-
Gain on transfer of assets (Note 8)		(13,635)		-		-
Loss on disposal or write-down of equipment		-		-		8,993
Loss on dissolution of Continenal Biofuels		-		-		122,029
Shares received for debt		-		-		(36,000)
Stock-based compensation		140,953		279,766		376,127
Write-off of property acquisition costs		-		-		1,313,123
Write-off of resource property costs (Note 7)		515		1,469		10,988
Changes in current assets and liabilities
Receivables		(500)		(945)		15,878
Prepaid expenses and deposits		3,365		(4,555)		121,460
Accounts payable and accrued liabilities		532,079		215,049		72,363

		(100,901)		(686,628)		(1,083,322)

Investing Activities
Deferred acquisition costs		-		-		(1,313,123)
Investment in Continental Biofuels		-		-		(122,028)
Resource property costs (Note 7)		(515)		(1,469)		(10,988)
Purchase of equipment, net of recovery		-		-		(765)

		(515)		(1,469)		(1,446,904)

Financing Activities
Share capital issued for cash		-		185,010		54,000
Funds received for promissory note (Note 9 )		30,000		-		-

		30,000		185,010		54,000

Change in Cash		(71,416)		(503,087)		(2,476,226)

Cash position - Beginning of Period		88,843		591,930		3,068,156

Cash Position - Ending of Period		$17,427		$88,843		$591,930

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Debt settlement	$	Nil	$	Nil		$55,000

Supplementary disclosure of cash flow information:
Cash paid for interest	$	Nil	$	Nil	$	Nil
Cash paid for income taxes	$	Nil	$	Nil	$	Nil

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”). The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of oil and gas reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred operating losses over the past several fiscal years, has no current source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures. Ultimately the Company must achieve future profitable production or to realize proceeds from the disposition of oil and gas interests acquired. Management intends to obtain additional funding by borrowing from directors and officers and issuing common stock in private placements. There can be no assurance that management’s future financing actions will be successful. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these financial statements, then liquidation accounting would apply and adjustments would be necessary to the carrying values and classification of assets, liabilities, the reported income and expenses and such adjustments could be material.

2.	Significant Accounting Policies

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) All amounts in these financial statements are expressed in United States dollars (“U.S. dollars”). These financial statements conform in all material respects to United States GAAP except as disclosed in Note 14.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

b)	Consolidation

These consolidated financial statements include the accounts of the Company and its partially owned subsidiary company as follows:

  CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and an unrelated third party, GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas production sharing contract (“PSC”) property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 7). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements. During the current year, CGX terminated all of its Indonesia based employees.
  Also during the current year CGX transferred certain equipment located in Indonesia to the Company resulting in a $13,635 gain which has been recorded in the Company’s consolidated statement of loss. Refer to Note 14e for a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX.

All intercompany transactions are eliminated upon consolidation.

c)	Equipment

The Company provides for amortization on its equipment as follows:

  Automobiles – 50% declining balance basis;

  Computer equipment and software – 50% declining balance basis; and

  Furniture and field survey equipment – 50% declining balance basis.

d)	Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. If economic reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

e)	Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are accrued at fair value, when a reasonable estimate of fair value can be made, and added to the carrying value of the related asset, and amortized on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to operations.

Management has not identified any significant law or expected asset retirement obligations as at 30 June 2011 and 2010.

f)	Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

g)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is charged to operations, with the offsetting credit to contributed surplus over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

h)	Income (Loss) per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

i)	Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects. During the years ended 30 June 2011, 2010 and 2009, the Company had administration activity in North America and exploration and development activity in South East Asia. Segmented information is identified by geographic location of the Company’s exploration and development activities.

j)	Conversion of Foreign Currencies

The financial statements of the Company are prepared in U.S. dollars, the Company’s functional currency, and the Company’s Canadian and East Asian operations are translated into U.S. dollars as follows:

  Monetary assets and liabilities at year-end rates;

  All other assets at historical rates;

  Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

  Realized exchange gains and losses arising from these transactions are included in operating results during the period incurred.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

k)	Management’s Estimates and Assumptions

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the collectability of accounts receivable, the useful life of long-lived assets, the fair values of financial instruments, future tax rates and allowances used to determine future income taxes and the assumptions used in calculating the fair value of options and warrants. Where estimates have been used financial results as determined by actual events could differ from those estimates.

l)	Impairment of Long-Lived Assets

The Company reviews the carrying value of its resource properties and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

m)	Valuation of Warrants

The Company values warrants issued as part of a private placement unit by allocating the proceeds from the issue of units between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

  The fair value of common shares is based on the market close on the date the units are issued; and

  The fair value of the common share purchase warrants is determined using the Black- Scholes pricing model.

The fair value attributed to the warrants is recorded in Contributed Surplus.

n)	Financial Instruments

The Canadian Institute of Chartered Accountants Handbook (“CICA HB”) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

Financial assets and financial liabilities held-for-trading are measured at fair value with gains and losses recognized in the Company’s loss for the period. Financial assets held-to-maturity, loans and receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in other comprehensive income (“OCI”) upon adoption.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in the Company’s loss for the period, except for derivatives that are designated as a cash flow hedge, the fair value change for which is recognized in OCI. The Company has elected to recognize all transaction costs for non-trading instruments that are directly attributable to the acquisition or issue of a financial asset or financial liability at the carrying amount on initial recognition.

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and notes payable.

The Company has classified each of its significant categories of financial instruments as follows:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable	Other financial liabilities
Notes payable	Other financial liabilities

CICA HB Section 3862, Financial Instruments – Disclosures, requires disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables, accounts payable and notes payable approximates their fair value because of the short-term nature of these instruments.

o)	Comprehensive Income (Loss)

The CICA HB establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources. OCI refers to items recognized in comprehensive income that are excluded from net loss. At 30 June 2011, 2010 and 2009 the Company had no items that caused other comprehensive loss to be different from net loss.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

3.	Change in Accounting Policies

a)	Business combinations

In January 2009, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

b)	Non-Controlling Interest

In January 2009, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

c)	Consolidated Financial Statements

In January 2009, the CICA issued Handbook section 1601, “Consolidated Financial Statements”, to provide guidance on the preparation of consolidated financial statements. The section is effective for fiscal years beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

d)	Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” to be consistent with Sections 1582, 1601 and 1602, which were issued in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

4.	New Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The Company’s transition date of 1 July 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 June 2011. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

The Company currently presents in its Canadian GAAP financial statements a reconciliation of differences between U.S. and Canadian GAAP. When the Company changes over to IFRS, a reconciliation to U.S. GAAP will no longer be required.

Other accounting pronouncements issued with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

5.	Financial Instruments

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

a)	Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars, U.S dollars, and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 30 June 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars and Indonesian Rupiah:

	30 June 2011
	Canadian	Indonesian
	Dollars	Rupiah
	$
Cash and cash equivalents	59	4,476,099
Receivables	2,327	-
Accounts payable and accrued liabilities	(97,526)	(22,500,000)

Based on the above net exposures as at 30 June 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $9,743 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $209 in the Company’s net earnings.

b)	Credit risk

Credit risk is the risk of loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and International financial institutions. Management believes that the credit risk concentration with respect to receivables is remote.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to maintainsufficient capital to meet short term obligations. As at 30 June 2011, the Company had a cash balance of $17,427 (30 June 2010 - $88,843) which is not sufficient to settle current liabilities of $847,469 (30 June 2010 - $284,787). Management is currently working on obtaining financing to meet these obligations.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

6.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares and loans and advances from related parties. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there was no change to the Company’s capital management during the year ended June 30, 2011.

7.	Resource Property Costs

Bengara-II Property

During the year ended 30 June 2011, the Company incurred $515 (2010: $1,469) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 30 June 2011 and 2010, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

	30 June 2010 Balance	Exploration & Development	Costs Reimbursed by Joint Venturers	Impairment/ Abandonment	30 June 2011 Balance
Bengara-II	$1	$515	$-	$(515)	$1

	30 June 2009 Balance	Exploration & Development	Costs Reimbursed by Joint Venturers	Impairment/ Abandonment	30 June 2010 Balance
Bengara-II	$1	$1,469	$-	$(1,469)	$1

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements as fair value was not reliably determined..

Tungkal Property

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia. Under the agreement, the Company was to pay total consideration of $27,320,000. The Company paid a cash deposit of $1,500,000 on signing of the definitive sales and purchase agreement. In consideration for negotiating a senior credit facility, the Company made a payment of $100,000 as a financing fee in the prior year. The Company incurred $197,660 in legal fees and other costs in relation to this transaction in 2009.

On 9 April 2009, the agreement was terminated with $500,000 of the original deposit being refunded to the Company and $1,000,000 being forfeited as a break-up fee. As a result of the termination, all acquisition costs relating to the Tungkal property were written off in 2009.

South Bengara-II Property

On 13 November 2008, the Company acquired an interest in a new PSC in Indonesia. Pursuant to a Joint Bid Agreement (“JBA”) with Adelphi Energy Limited “(Adelphi”) and GeoPetro, ACG (South Bengara-II) Pte. Ltd. (“ACG”), signed a new PSC for the South Bengara-II block. In consideration, the

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

Company made a payment of $100,000 as an interest free loan. The Company also incurred $10,463 in due diligence costs in relation to this transaction in the prior year.

On 22 May 2009, the agreement was terminated and CESB2 has withdrawn from participation in ACG and its new PSC. CESB2 returned its entire 24.999% stake in ACG to Adelphi and received repayment of $95,000 of the loan previously made.

All of the Company’s oil and gas interests are unproven.

CEPL

During the current year, the Company sold 100% of its shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before 1 November 2010. Included in the Company’s consolidated statements of loss and comprehensive loss are the results of operations of CEPL from the date of incorporation to 20 September 2010.

This transaction resulted in a gain of $71,502 calculated as follows based on the net book values recorded in CEPL as at 30 June 2011:

Assets	$-
Liabilities	2

Net book value of CEPL	2
Consideration on disposition	71,500

Gain on disposition of CEPL	$71,502

Ownership of the CEPL shares has been transferred; however payment has not been received. As at 30 June 2011 the amount receivable has been written off as bad debt expense.

8.	Equipment

Details are as follows:

2011
			30 June
			2011
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$38,774	$34,148	$4,626
Computer equipment and software	88,324	77,789	10,535
Field survey equipment	29,921	26,510	3,411
	$157,019	$138,447	$18,572

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

2010
			30 June
			2010
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$30,767	$4,273
Computer equipment and software	81,178	69,636	11,542
Field survey equipment	27,167	24,017	3,150
	$143,385	$124,420	$18,965

During the current year, CGX transferred certain equipment to the Company resulting gain $13,635 has been recorded in the Company’s consolidated statement of loss.

9.	Notes Payable

On 17 February 2011 the Company received a $15,000 loan from a director in exchange for a promissory note. The loan accrues interest at the rate of 10% per annum and was repayable on 17 May 2011. The loan remains outstanding after the maturity date and no new terms have been negotiated. Interest of $547 was accrued for this loan during the year ended 30 June 2011.

On 13 June 2011 the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 23 June 2011 with the same terms as the previous note. The loans accrue interest at the rate of 10% per annum and are repayable on 13 October 2011 and 23 October 2011, respectively. Total interest of $56 was accrued for these loans during the year ended 30 June 2011.

10.	Share Capital

a)	Authorized Share Capital

The Company’s authorized share capital consists of 1,000,000,000 shares divided into 500,000,000 common shares without par value and 500,000,000 preferred shares without par value. As at 30 June 2011, there are no preferred shares issued or outstanding.

b)	Share Capital

2011

There were no new shares issued during the year ended 30 June 2011.

2010

During the year ended 30 June 2010, a private placement was completed for 2,643,000 units for total proceeds of $185,010. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.10 per common share for a three year term expiring on 8 March 2013. The Company allocated $102,377 to the common shares and $82,633 to the share purchase warrants based on management estimate of relative fair values.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

2009

During the year ended 30 June 2009, 360,000 stock options were exercised for net proceeds to the Company of $54,000.

During the year ended 30 June 2009, 500,000 shares were issued to settle $55,000 in debt owing to a former officer and director.

During the year ended 30 June 2009, the Company received 400,000 Continental shares in full settlement of a receivable from a company controlled by the estate for a deceased director. The fair value of these shares on the date of settlement was $36,000 and therefore, this amount has been recorded as a bad debt recovery. These shares will be held in treasury until resold.

c)	Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 10(e).

2011

During the year ended June 30, 2011, a total of 1,750,000 outstanding incentive stock options having an exercise price of $0.07 expired unexercised.

On 29 September 2010, a total of 8,640,000 outstanding incentive stock options granted to directors and senior officers with an exercise price of $0.07 and terms expiring between 31 December 2010 and 2011 were amended to all have new expiry dates between 31 December 2011 and 31 December 2012.

The Company calculated the incremental increase in the fair value of these amended options to be $136,314. The amount was charged to operations.

2010

During the year ended 30 June 2010, a total of 360,000 stock options were granted to officers of the Company at an exercise price of $0.07 per share and an expiry date of 31 December 2011. The Company calculated the fair value of these options to be $8,614 on the grant date. The amount was charged to operations. The average grant date fair value of these stock options was $0.03.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

During the year ended 30 June 2010, a total of 4,840,000 outstanding incentive stock options granted to directors and senior officers with various exercise prices between $0.15 and $0.24 and terms expiring between 31 December 2010 and 2011 were amended to all have a new exercise price of $0.07 and an expiry date of 31 December 2011.

During the year ended 30 June 2010, a total of 3,250,000 outstanding incentive stock options granted to employees and consultants with various exercise prices between $0.20 and $0.24 were amended to all have a new exercise price of $0.07 but no change to their original expiry dates between 31 December 2010 and 30 June 2011.

During the year ended 30 June 2010, a total of 800,000 outstanding incentive stock options granted to employees with various exercise prices between $0.15 and $0.24 and terms expiring 31 December 2010 were amended to all have a new exercise price of $0.07 per share and a new expiry date of 31 December 2011.

During the year ended 30 June 2010, a total of 1,500,000 outstanding incentive stock options granted to employees and consultants with an exercise price of $0.15 and terms expiring 31 December 2011 were amended to all have a new exercise price of $0.07 per share and a new expiry date of 31 December 2010.

The Company calculated the incremental increase in the fair value of these amended options to be $95,806 which was charged to operations.

During the year ended 30 June 2010, a total of 1,000,000 stock options were granted to an officer of the Company at an exercise price of $0.15 per share and an expiry date of 16 September 2012. The Company calculated the fair value of these options to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

2009

During the year ended 30 June 2009, a total of 4,000,000 stock options were granted to advisors, directors, and employees at an exercise price of $0.15 per share and a expiry date of 31 December 2011. The Company calculated the fair value of these options to be $302,578 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

During the year ended 30 June 2009, 1,000,000 stock options having an exercise price of $0.24 per share were cancelled as per an agreement with the former holder.

During the year ended 30 June 2009, a total of 1,900,000 stock options having an exercise price of $0.65 per share were cancelled as per written agreements with the former holders.

During the year ended 30 June 2009, a total of 100,000 stock options were granted to a consultant at an exercise price of $0.21 per share and an expiry date of 30 September 2011. The Company calculated the fair value of these options to be $12,054 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

During the year ended 30 June 2009, a total of 500,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011. The Company calculated the fair value of these options to be $61,495 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted Average
	Number of	Exercise Price
	Options	per Share
Options outstanding, 30 June 2009	9,390,000	$0.20
Options granted	1,360,000	0.13
Options outstanding, 30 June 2010	10,750,000	0.07
Options expired	(1,750,000)	0.07
Options outstanding, 30 June 2011	9,000,000	$0.07

As at 30 June 2011, the details of share purchase options outstanding were:

	Number of	Price per
Options	shares	Share	Expiry date
	960,000	$0.07	31 December 2011
	350,000	$0.07	30 June 2012
	7,690,000	$0.07	31 December 2012
Total outstanding and exercisable	9,000,000

The weighted average life of incentive stock options outstanding as at June 30, 2011 was 1.38 years.

d)	Warrants

2011

On 29 August 2010, a total of 10,000,000 outstanding share purchase warrants having an exercise price of $0.90 and an expiry date of 29 August 2010 were repriced to have an exercise price of $0.20 and an expiry date of 29 August 2012.

The Company calculated the incremental increase in the fair value of these amended warrants to be $1,115,458 which was charged to operations.

The Company revalued certain share purchase warrants, with vesting provisions, which were granted to an investor relations company in fiscal 2010. The incremental increase in the fair value of these revalued warrants was calculated to be $4,639 which was charged to operations as stock based compensation.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

2010

During the year ended 30 June 2010, 2,643,000 warrants were issued in conjunction with a private placement. Each warrant has an exercise price of $0.10 and an expiry date of 26 February 2013.

During the year ended 30 June 2010, a total of 4,975,000 outstanding share purchase warrants originally issued in conjunction with private placements and having various exercise prices between $0.15 and $0.40 and terms expiring between 15 May 2010 and 16 September 2012 were all amended to have a new exercise price of $0.07 and a new expiry date of 31 December 2011. The Company calculated the incremental increase in the fair value of these amended warrants to be $79,008 which was charged to operations.

During the year ended 30 June 2010, a total of 1,000,000 share purchase warrants were granted to a financial and management advisory company at an exercise price of $0.15 per share and a expiry date of 16 September 2012. The Company calculated the fair value of these warrants to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these warrants was $0.08.

During the year ended 30 June 2010, a total of 350,000 share purchase warrants were granted to an investor relations company at an exercise price of $0.09 per share and an expiry date of on 16 September 2010. These warrants vest in four equal tranches of 87,500 shares and each tranche may be exercised only after 1 January 2010; 1 April 2010; 1 July 2010; and 1 October 2010. The Company calculated the fair value of these warrants to be $31,211 on the grant date. In the current period, $24,908 of this was charged to operations. The average grant date fair value of these warrants was $0.08.

During the year ended 30 June 2010, 15,000 warrants having an exercise price of $1.00 per share expired without being exercised.

2009

There were no share purchase warrants issued, exercised or cancelled during the year ended 30 June 2009.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	per Share
Warrants outstanding, 30 June 2009	13,990,000	$0.16
Warrants issued	3,993,000	0.09
Warrants expired	(15,000)	0.07
Warrants outstanding, 30 June 2010 and 2011	17,968,000	$0.15

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

Details of outstanding share purchase warrants as at 30 June 2011 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	4,975,000	$0.07	31 December 2011
	10,000,000	$0.20	29 August 2012
	350,000	$0.09	16 September 2012
	2,643,000	$0.10	26 February 2013
	17,968,000

The weighted average life of share purchase warrants outstanding as at June 30, 2011 was $1.06 years.

e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant and modification (Note 10c) is estimated on the date of grant or modification using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2011	2010	2009
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	246% - 264%	108%	91% - 98%
Risk-free interest rate	1.42%	0.37%	1.32% - 3.16%
Expected life of options (years)	1.25 – 2.26	1.00	2.96 – 3.00

The fair value of each warrant issued (Note 10d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2011	2010	2009
Expected dividend yield	0.00%	0.00%	n/a
Expected stock price volatility	271%	107%	n/a
Risk-free interest rate	1.28%	0.35%	n/a
Expected life of warrants (years)	2.00	3.00	n/a

11.	Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)	During the year ending 30 June 2011, management, director and officer fees in the amount of $210,000 (2010 - $210,000; 2009 - $367,000) were paid or accrued to directors and officers of the Company.

b)	During the year ending 30 June 2011, consulting fees in the amount of $82,500 (2010 - $92,500; 2009 - $nil) were paid or accrued to a firm in which the officer was a managing director.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

c)

During the year ending 30 June 2011, the Company received $132,240 in advances from a related party. This amount is included in accounts payable and accrued liabilities and is unsecured, non- interest bearing and has no specific terms for repayment.

d)

As at 30 June 2011, $445,000 (30 June 2010 - $152,500) is payable to officers of the Company. This amount is included in accounts payable and accrued liabilities and is unsecured, non-interest bearing and has no specific terms for repayment.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.	Income Taxes

a)

Income tax provisions differ from the amount that would result from applying the federal and provincial statutory income tax rates to earnings before income taxes. These differences result from the following items:

	2011	2010	2009

Loss before income taxes	$(1,893,765)	$1,275,386	$3,128,587
Tax rate applied - statutory	27.5%	29.25%	30.25%

Expected income tax recovery	(520,785)	(373,050)	(946,398)
Adjustments due to:
Non-deductible expenses	347,428	99,734	467,092
Losses and temporary differences for which no tax benefit has been recorded	179,657	283,466	449,965
Difference between Canadian and foreign tax rates	(6,300)	(10,150)	29,341

Total income taxes (recovery)	$-	$-	$-

b)	The components of the Company’s potential future income tax balances are as follows:

	2011	2010	2009

Future income tax assets
Non-capital losses	$1,894,817	$1,659,355	$1,405,779
Capital losses	289,390	224,509	194,486
Resource properties	530,151	489,857	445,085
Capital assets	186,689	170,774	176,118
Share issue costs	24,046	32,261	29,576
	2,925,092	2,576,756	2,251,044

Valuation allowance	(2,925,092)	(2,576,756)	(2,251,044)

Net future income tax assets	$-	$-	$-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

The Company has non-capital loss carry-forwards of approximately $7,320,000 that may be available to offset future income for tax purpose. The loss carry-forwards are principally in respect of Canadian and US operations and expire as follows:

	Canada	US

2014	$460,000	$-
2015	365,000	-
2026	-	43,000
2027	1,520,000	147,000
2028	1,370,000	265,000
2029	1,463,000	171,000
2030	848,000	95,000
2031	573,000	-

	$6,599,000	$721,000

A full valuation allowance has been recorded against the net potential future income tax assets associated with all the loss carry-forwards and certain other deductible temporary differences as their utilization is not considered more likely than not at this time.

13.	Segmented Information

	North America	East Asia	Consolidated

Year ended 30 June 2011
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,722,869)	$(170,896)	$(1,893,765)
Identifiable assets	$13,301	$31,183	$44,484

Year ended 30 June 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,052,964)	$(222,422)	$(1,275,386)
Identifiable assets	$80,989	$38,167	$119,156

Year ended 30 June 2009
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,527,325)	$(601,262)	$(3,128,587)
Identifiable assets	$467,623	$168,086	$635,709

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

14.	Differences between Canadian and US GAAP

Canadian GAAP varies in certain respects from US GAAP. The effect of the principal measurement and accounting differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

Under US GAAP, stock-based compensation expense for fiscal years up to 31 July 2003 was recorded for non-employees using a fair-value based method of accounting and the Company elected under the Financial Accounting Standards Board’s (“FASB”) APB Opinion 25, “Accounting for Stock Issued to Employees” to adopt only the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” prior to 31 July 2003 for employee stock-based compensation. Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of employee or non-employee stock-based compensation expense. Commencing on 1 August 2002, Canadian GAAP treatment requires the recording of the fair value of all stock-based awards at fair value. As the Company elected to adopt the fair value provisions of SFAS 123 effective August 1, 2003, US GAAP is consistent with Canadian GAAP. The effect of the differences prior to 1 August 2003 is noted below.

b)

Under US GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release. The compensation amount is based upon the number of shares released and the fair value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. The effect of this difference is noted below.

c)

Under US GAAP, full cost accounting for oil and gas properties, an impairment test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted. If impairment exists, then the amount of the write down is determined using the fair value of reserves. There is no cumulative difference between Canadian and US GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2011 and 2010, and therefore were written down to a nominal value.

d)	Income taxes:

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes and valuation allowances as recorded under Canadian GAAP.

e)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under US GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity. As allowed under the US Securities and Exchange Commission (“SEC”) rules applicable to Form 20-F, no adjustment has been made for this difference.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

	30 June 2011	30 June 2010
Current assets	$7,890	$9,129
Non-current assets	-	15,601
Total assets	$7,890	$24,730

Current liabilities	16,193	8,997
Total liabilities	$16,193	$8,997

	Year Ended 30	Year Ended 30	Year Ended 30
	June 2011	June 2010	June 2009
Operating Expenses	$96,404	$212,213	$296,529
Write-down of resource property costs	515	1,469	10,988
Net loss for the period	$96,919	$213,682	$307,517

Net cash used in:
Operating activities	$(59,573)	$(149,925)	$(323,629)
Investing activities	$-	$-	$(765)
Financing activities	$-	$-	$-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

f)	The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total

Shareholders’ equity balance as reported at 30 June 2009	69,747,381	$13,419,653	$6,699,165	$(19,552,847)	$565,971
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-
Shareholders’ equity in accordance with US GAAP at 30 June 2009	69,747,381	$13,419,653	$7,003,223	$(19,856,905)	$565,971

Shareholders’ equity balance as reported at 30 June 2010	72,390,381	$13,522,030	$7,140,572	$(20,828,233)	$(165,631)
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-
Shareholders’ equity in accordance with US GAAP at 30 June 2010	72,390,381	$13,522,030	$7,444,630	$(21,132,291)	$(165,631)

Shareholders’ equity balance as reported at 30 June 2011	72,390,381	$13,522,030	$8,396,983	$(22,721,998)	$(802,985)
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-
Shareholders’ equity in accordance with US GAAP at 30 June 2011	72,390,381	$13,522,030	$8,701,041	$(23,026,056)	$(802,985)

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

g)	New Accounting Pronouncements

In June 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-05, “Presentation of Comprehensive Income”. This ASU presents an entity with the option to present the total of comprehensive income, the components of net income and the component of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of other comprehensive income along with a total for other comprehensive income, and a total amount for comprehensive income. This update eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity/deficit. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. ASU No. 2011-05 should be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. As ASU No. 2011-05 relates only to the presentation of Comprehensive Income, the Company does not expect the adoption of this update will have a material effect on its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement” to amend the accounting and disclosure requirements on fair value measurements. This ASU limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, this update expands the disclosure on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as descriptions of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. ASU No. 2011-04 is to be applied prospectively and is effective during interim and annual periods beginning after 15 December 2011. The Company does not expect the adoption of this update will have a material effect on its consolidated financial statements.

Other accounting pronouncements issued with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

15.	Subsequent Events

a)	On 1 August 2011, the Company entered into an employment contract with its Chief Financial Officer (“CFO”) for the amount of $7,500 per month and a signing bonus of two month’s salary.

b)

On 21 September 2011 the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum and matures on 16 September 2012 and is convertible, at the election of the lender, at any time during its term into 3,125,000 shares valued at $0.08 per share.

As additional consideration, the Company issued 1,562,500 warrants to the note holder, exercisable at $0.12 per share up to September 21, 2013. Also in conjunction with the convertible promissory note, the Company issued 250,000 finders’ warrants to an arms length third party, exercisable at a price of $0.12 per share up to 21 September 2013.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2011 and 2010
Expressed in U.S. Dollars

c)	On 21 September 2011, 650,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of 31 December 2012.

d)	On 21 September 2011, 3,975,000 share purchase warrants having exercise prices of $0.07 and with expiry dates of 31 December 2011 were amended to have a new expiry date of 31 December 2013.

e)	The Company and GeoPetro came to a mutual agreement to dissolve CGX and commence activities to wind up and liquidate it by the end of calendar 2011.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Fourth Quarter and Fiscal Year Ended June 30, 2011

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated.There is a long and positive history of oil exploration success in Indonesia and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 901,668 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of October 27, 2011.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE YEAR

Significant events having a material effect on the business affairs of the Company which have occurred during fiscal 2011 are summarized below:

Investment Activity - CEPL Subsidiary Sold
On July 7, 2010 the Company entered into a Share Sale and Transfer Agreement to sell 100% of the shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL (“Transafrica”) (60%) and C&S Infrastructure LLC (“C&S”) (40%) for consideration of $71,500 which was to be paid on or before July 31, 2010. On July 31, 2010, the agreement was amended to extend the July 31, 2010 payment deadline until November 1, 2010. The net assets in CEPL at the time of the share transfer were ($2). The Company, as a result, recorded a gain from transfer of shares in the consolidated financial statements of $71,502. The consideration of $71,500 for transfer of CEPL shares was not received by fiscal year end 2011 and was therefore written off to bad debt expense in the Company’s consolidated financial statements.

In accordance with the instructions of the principals of Transafrica and C&S, Michael S. Murphy and Deepak R. Deshpande, the sale and transfer of the shares was registered with the Accounting and Corporate Regulatory Authority of Singapore on April 5, 2011. Neither the Company nor any of its officers or directors ownsany shares of CEPL nor do they hold any management role nor exert any management influence over CEPL. The sole registered shareholder is Mr. Deepak R. Deshpande and the two directors of CEPL are Mr. Deepak R. Deshpande (Managing Director) and Mr. Effendy A.H.Merican.

2011 Bengara-II Block Budget Presented
Pursuant to a press release made on November 16, 2010 the Company announced that its 18% owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. ("CGB2") has proposed a 2011 Bengara-II Block exploration budget to Indonesian oil and gas regulators in the total amount of US$ 89 Million. The total proposed by CGB2 included the drilling of two wells in 2011 including one appraisal well and one exploratory and/or additional appraisal well at a combined budget of US$ 53.8 Million. The total also included an amount of US$ 30.8 Million for 2D and 3D seismic acquisition, processing, and interpretation expenditures. Most of the 2011 seismic expenditure is a carry forward from the 2010 budget year for the ongoing field acquisition survey originally begun in 2010. However, the amount proposed for 2011 does include an increase in expected 2010 seismic acquisition costs to cover cost overruns expected as a result of delays to 2010 field acquisition efforts caused by surface damage claim issues. The remainder of the proposed budget provides for technical studies intended to justify a plan of development and for administrative expenses.

2010 Annual Reserves Report Posted
On November 4, 2010 the Company posted its annual reserves report at fiscal year end June 30, 2010 on SEDAR in the form referred to in item 3 of section 2.1 of Canadian National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”). The companion Form 51-101F2 “Report On Reserves Data By Independent Qualified Reserves Evaluator Or Auditor” to the Form 51-101F1 section of the NI 51-101 was filed concurrently and is nil because the Company is an exploration stage company and has no reserves to report on. The companion Form 51-101F3 “Report of Management and Directors on Oil And Gas Disclosure” was also filed concurrently. The full NI 51-101 report has been filed on SEDAR and is available for download at http://sedar.com/search/search_form_pc_en.htm.

2010 AGM Held
On December 12, 2010 the Company held its Annual General Meeting in Vancouver. The shareholders voted to fix the Board of Directors at four (4) directors and re-elected 1) Mr. Richard L. McAdoo, 2) Mr. Robert V. Rudman, 3) Mr. Phillip B. Garrison, And 4) Mr. David W.T. Yu as directors. Dale, Matheson, Carr-Hilton & Labonte LLP, Chartered Accountants, of Vancouver, British Columbia, were appointed as the auditor of the Company to hold office for the ensuing year.

Bengara-II Plans Updated
Pursuant to a press release dated April 18, 2011the Companyupdated 2011 plans on the Bengara-II Block, Indonesia, owned by its 18% subsidiary CGB2.Surface damage claims disputes with prawn farm operators in the area of the company's new seismic acquisition program have largely been overcome. Minor, local issues still arise from time to time. The acquisition of 178 square kilometers of new 3D seismic data is now over 60% complete. Preparatory work is in progress on the planned acquisition of an additional 920 line kilometers of 2D seismic data. Recording of the 2D program will follow completion of recording of the 3D program and will likely coincide with the first 2011 drilling.

The first well of 2011 is now set to be the Muara Makapan-2 well ("MM-2"). CGB2 expects a late third quarter spud of MM-2 which is budgeted at US$ 22.5 Million. An additional well of similar cost is included in CGB2's preliminary budget for 2011 mentioned above but will not be confirmed until after the MM-2 well is completed.

The MM-2 well is designed as an appraisal to the 1988 Muara Makapan-1 ("MM-1") gas and condensate discovery which tested gas at a rate of 19.5 MMCFD and condensate at a rate of 600 BPD. The precise location of the MM-2 will be determined upon review of the 3D seismic but is expected to be in the general vicinity of the MM-1 discovery well which was drilled offshore, but in water only 1.7 meters deep, in the estuary of the Bulungan River. It has not yet been determined whether drilling operations will be conducted from a barge or from an artificial island.

CGB2 believes MM-2 offers a low-risk, fast-track, path to a Plan-of-Development ("POD") for the Bengara-II Block. Reliable and substantive test results and reservoir information were derived from the MM-1 discovery well. This information, coupled with the newly acquired 3D seismic data, plus a successful confirmation test of gas and condensate at the planned MM-2 well, should provide sufficient confidence in reserves determinations to justify a POD approval from the Indonesian government.

Aspen Capital Contract Terminated
In a letter dated May 12, 2011 the Company exercised its right and terminated its financial advisory services agreement with Aspen Capital Partners, of which the Company’s Chief Financial Officer (“CFO”) was a managing director, pursuant to a contract dated September 15, 2009. The cancelled contract included provisions for Aspen Capital providing the Company the services of its managing director as the Company's acting CFO.

Share Purchase Warrants Activity
During the year, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No outstanding share purchase warrants expired.

Amendments – On August 29, 2010 the Company amended the terms of certain outstanding incentive warrants to bring them into line with the current market conditions as follows:

  A total of 10,000,000 warrants with an exercise price of $0.90 per share and an expiry date of August 29, 2010 were amended to have a new exercise price of $0.20 and a new expiry date of August 29, 2012.

Incentive Stock Options Activity
During the year, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry–

  A total of 1,100,000 outstanding incentive stock options expired on December 31, 2010

  A total of 400,000 outstanding incentive stock options expired on March 17, 2011

  A total of 250,000 outstanding incentive stock options expired on June 30, 2011.

Amendments– On September 29, 2010 the Company amended the terms of certain outstanding stock options to bring them into line with the current market conditions as follows:

  A total of 600,000 stock options having exercise prices of $0.07 per share and with an expiry date of December 31, 2010 were amended to have a new expiry date of December 31, 2011.

  A total of 350,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of June 30, 2012.

  A total of 7,690,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of December 31, 2012.

Shares Issues
No new shares were issued by the Company during fiscal 2011.

SUBSEQUENT EVENTS

Significant events possibly having material effect on the business affairs of the Company which have occurred since June 30, 2011 but prior to publication of this report are summarized below:

New CFO Contract
Subsequent to the year end, on and with effect from August 1, 2011, the Company entered into a new employment contract directly with its CFO for the amount of $7,500 per month.Previously the CFO had been retained under the auspices of Aspen Capital (see "Aspen Capital Contract Terminated" above).

Convertible Promissory Note
On September 21, 2011, the Company issued a convertible promissory note for proceeds of $250,000. The amount bears interest at a rate of 10% per annum and matures on September 16, 2012. The note is convertible, at the election of the lender, at any time during its term into 3,125,000 shares valued at $0.08 per share. As additional consideration, the Company issued to the note holder 1,562,500warrants exercisable at a price of $0.12 per share up to September 21, 2013. Also in conjunction with the placement of the note, the Company issued 250,000 finder's warrants to an arms-length third party, also exercisable at a price of $0.12 per share up to September 21, 2013.

Bengara-II 3D Seismic Completed
Pursuant to a press release dated September 27, 2011the Companyannounced the hard fought completion of 3D seismic acquisition and processing operations on its Bengara-II Block, Indonesia. The Bengara-II block production sharing contract is owned and operated by the Company's 18% owned subsidiary, CGB2.Surface damage claims disputes with prawn farm operators in the area of the seismic data acquisition program commenced in 2009. These delays have resulted in accumulated delays of two years to the original estimated date for completion of seismic recording operations. These disputes have led to considerable cost increases due to standby charges during down times, and duplication of work; particularly re-surveying, re-bridging, and the re-drilling of seismic shot-holes, made necessary by physical deterioration due to extended periods of inactivity.

CGB2 has applied for lost time compensation to extend the exploration period of the Bengara-II PSC for an additional two years due to these delays. CGB2 has also revised its 2011 budget and increased its estimate of the total cost of the combined 3D and 2D seismic program by an additional $11.6 million, bringing the total estimated completion cost for the 2009 Bengara-II seismic program to $35 Million.

Field shooting and recording operations on the 3D portion of the 2009 Bengara-II block seismic acquisition program are now completed. The full original 3D program of 178 square kilometers (120 km2 full fold) has been recorded. Computer processing of the entire 3D program is also now completed. Interpretation of the 3D dataset has begun and is expected to be completed by end November 2011.

Original 2009 plans called for a total of 920 line kilometers of new 2D seismic data to also be shot and recorded. Repositioning of some lines and abandonment of others due to the prawn farm issues has resulted in a reduction of the planned 2D program. CGB2 now expects to complete a total of 685 line kilometers of new 2D seismic recording.

Field shooting and recording operations on the revised 2D portion of the 2009 Bengara-II block seismic acquisition program are now over 70% completed. Field operations are expected to complete and cease by end October 2011. Computer processing of the 2D program is expected to be completed by year end 2011.

CGB2 is currently finalizing its 2012 work program and budget and the Company will update 2012 drilling plans when the budget is finalized. The drilling of the Muara Makapan-2 appraisal well originally planned for late third quarter 2011 will be delayed by the late completion of the seismic and will likely commence in first quarter 2012.

Dissolution of CGX
The Company and GeoPetro Resources Company (“GeoPetro”) came to a mutual agreement to dissolve the 50/50 joint venture corporate entity, CGXploration Inc. ("CGX") and commenced activities to wind up and liquidate it by the end of calendar 2011.

Share Purchase Warrants Activity
Subsequent to the end of the year and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – A total of 1,812,500 new warrants were issued in connection with the private placement of a convertible promissory note. The new warrants are exercisable at a price of $0.12 per share up to September 21, 2013.

Expiry - No share purchase warrants expired.

Amendments – The term of 3,975,000 share purchase warrants were extended to expire on December 31, 2013 with no change to their exercise price of $0.07 each.

Incentive Stock Options Activity
Subsequent to the end of the year and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – The term of 650,000 incentive stock options were extended to expire on December 31, 2012 with no change to their exercise price of $0.07 each.

Common Share Conversion Rights Activity
Subsequent to the end of the year and up to the date of this report, the following activity involving the common share conversion rights issued by the Company occurred:

Exercises - There were no exercises of outstanding common share conversion rights.

New Issues – On September 21, 2012 the Company issued conversion rights in the amount of 3,125,000 shares as part and parcel of a private placement of a convertible promissory note which raised proceeds of $250,000 for the Company as described above. The conversion rights provide that the note holder may convert the $250,000 note into common shares of the Company at a conversion rate of $0.08 per share. The rights expire on actual repayment of the note. The note provides for repayment on its its maturity on September 16, 2012.

Expiry – No outstanding common shares conversion rights expired.

Amendments – There were no amendments to the terms of any outstanding common share conversion rights.

Shares Issues
Subsequent to the end of the year and up to the date of this report, no new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 72,390,381 common shares issued and outstanding.
As of the date of this report the Company had 9,000,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 19,780,500 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarterand Fiscal Year Ended June 30, 2011
The “Past Quarter” ended June 30, 2011 marks the end of the Company's fourth fiscal quarter and also the end of the twelve months making up the Company’s annual fiscal year.

  Selected Annual Information
  The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal years ended June 30, 2011, 2010 and 2009.

		2011		2010		2009

Sales	$	Nil	$	Nil	$	Nil
Income (Loss) for the Year		$(1,893,765)		$(1,275,386)		$(3,128,587)
Income (Loss) per Share – Basic		$(0.03)		$(0.02)		$(0.05)
Income (Loss) per Share – Diluted		$(0.03)		$(0.02)		$(0.05)
Total Assets		$44,484		$119,156		$635,709
Total Long-term Liabilities	$	Nil	$	Nil	$	Nil
Dividends Declared	$	Nil	$	Nil	$	Nil

  Summary of Quarterly Results
  The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

		Loss from	Basic Income (Loss)	Fully Diluted Income
		Continued	per Share from	per Share from
		Operations and Net	Continued Operations	Continued Operations
Period	Revenues	Income (loss)	and Net Income (loss)	and Net Income (loss)
4th Quarter 2011	Nil	(186,529)	(0.00)	(0.00)
3rd Quarter 2011	Nil	(139,065)	(0.00)	(0.00)
2nd Quarter 2011	Nil	(183,145)	(0.00)	(0.00)
1st Quarter 2011	Nil	(1,385,026)	(0.02)	(0.02)
4th Quarter 2010	Nil	(245,489)	(0.00)	(0.00)
3rd Quarter 2010	Nil	(409,091)	(0.01)	(0.01)
2nd Quarter 2010	Nil	(273,499)	(0.00)	(0.00)
1st Quarter 2010	Nil	(347,307)	(0.00)	(0.00)

  Current Working Capital Situation

As at June 30, 2011, the Company’s consolidated financial statements reflect a working capital deficit of $821,559. This represents a decrease in working capital of $636,961 compared to the June 30, 2010 working capital deficit of $184,598. The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at June 30, 2011 was $17,427 compared to $88,843 as at June 30, 2010, representing a decrease of $71,416.

The Company used $100,901 for operating activities during the year ended June 30, 2011 compared with $686,628 in the year ended June 30, 2010.

The cash resources used for investing activities during the year ended June 30, 2011 was $515 compared with $1,469 for the year ended June 30, 2010.

The cash resources provided by financing activities during the year ended June 30, 2011 was $30,000 compared with $185,010 in the year ended June 30, 2010.

  Investments

The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties.

  Finance

During the year ended June 30, 2011 the Company received $30,000 from the issuance of promissory notes to related parties.

  Operations for the Year Ended June 30, 2011

Overall, the Company had a loss from operations during the year ended June 30, 2011 of $1,893,765 compared to $1,275,386 in the year ended June 30, 2010. The Company had a loss per share of $0.03 in 2011 compared to a loss per share of $0.02 in 2010.

General and administrative expenses increased by $632,965 from $1,273,922 to $1,906,887 for the years ended June 30, 2010 and 2011 respectively. The significant changes to general and administrative expenses are as follows: Most significantly, non-cash financing fees increased from $79,008 to $1,115,458 as the result of the revaluation of 10,000,000 warrants during the year.The majority of the other expenditure items in this category decreased from 2011 to 2010 including consulting fees that decreased $10,000 from $92,500 to $82,500 as a result of the termination of the agreement with Aspen Capital Partners during the current year. Cash financing fees decreased from $14,800 to $nil as there were no private placements completed during the current year. Investor relations costs decreased from $39,070 to $nil as a result of the termination of two agreementsduring the previous fiscal year. Management fees, salaries and wages decreased $87,166 from $369,890 to $282,724 as a result of the termination of an employment contract during the prior year. Professional fees decreased $66,567 from $161,010 to $94,443 as a result of lower legal fees during the current year. Rent, office maintenance and utilities decreased $20,595 from $51,447 to $30,852 as a result of reduced corporate activity in the current fiscal year. Stock based compensation decreased $138,813 from $279,766 to $140,953 as the only stock option activity during the current year was the revaluation of previously granted stock options. Travel and accommodation expenditures decreased $24,174 from $43,116 to $18,942 as the Company was not working on any projects during the period that required extensive travel.

  Operations for the Three Month Period Ended June 30, 2011

Overall, the Company had a loss from operations during the three month period ended June 30, 2011 of $186,529 compared to $245,295for the three month period ended June 30, 2010. The Company had a loss per share of $0.002 in 2011 compared to a loss per share of $0.003 in 2010.

General and administrative expenses decreased by $116,631 from $245,295 to $128,664 for the three month periods ended June 30, 2010 and 2011 respectively. The significant changes to general and administrative expenses are as follows: Non-cash financing fees decreased from $79,008 to $nilas a result of revaluation of several outstanding warrants during the prior period. No outstanding warrants were revalued during the last three month period of the current fiscal year.Management fees, salaries and wages decreased $28,845 from $93,134 to $64,289 as a result of the termination of an employment contract during the prior year. Professional fees decreased $44,112 from $62,091 to $17,979 as a result of lower legal fees during the current period.

A D D I T I O N A L   D I S C L O S U R E

Material Contracts & Commitments
During the year, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the audited consolidated financial statements for the year ended June 30, 2011.

Related Party Transactions
During the year, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the audited consolidated financial statements for the year ended June 30, 2011.

Expenditures made by the Company to related parties during the fiscal year and balances payable to related parties as at June 30, 2011 are as follows:

  During the fiscal year, management, director and officer fees in the amount of $210,000 (2010 - $210,000) were paid or accrued to directors and officers of the Company.

  During the fiscal year, consulting fees in the amount of $82,500 (2010 - $92,500) were paid or accrued to a firm in which an officer of the Company was a managing director.

  As at June 30, 2011, $445,000 (June 30, 2010 - $152,500) is payable to officers of the Company relating to outstanding salaries and management fees; and $132,240 (June 30, 2010 - $Nil) is repayable to an officer relating to cash advances made to the Company.

  On 17 February 2011 the Company received a $15,000 loan from a director in exchange for a promissory note. The loan is to accrue interest at the rate of 10% per annum and was repayable on 17 May 2011. The loan remains outstanding after the maturity date and no new terms have been negotiated. Interest of $547 was accrued for this loan during the year ended 30 June 2011.

  On 13 June 2011 the Company received a $10,000 loan from a director in exchange for a promissory note. A further $5,000 was received from the same director on 23 June 2011 with the same terms. The loans are to accrue interest at the rate of 10% per annum and are repayable on 13 October 2011 and 23 October 2011, respectively. Total interest of $56 was accrued for these loans during the year ended 30 June 2011.

Investor Relations, Publicity and Promotion
During the year, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the year, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The details of the Company’s accounting policies are presented in note 2 and elsewhere in the audited financial statements for the fiscal year ended June 30, 2011. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on the financial results:

Oil and Gas Properties
The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes. The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Management’s Estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the collectability of accounts receivable, the useful life of long-lived assets, the fair values of financial instruments, future tax rates used to determine future income taxes and the assumptions used in calculating the fair value of options and warrants. Where estimates have been used financial results as determined by actual events could differ from those estimates.

Change in Accounting Policies

a) Business combinations

In January 2009, the CICA issued Handbook section 1582, “Business Combinations”, which establishes new standards for accounting for business combinations. This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

b) Non-Controlling Interest

In January 2009, the CICA issued Handbook section 1602, “Non-controlling Interests”, to provide guidance on accounting for non-controlling interests subsequent to a business combination. The section is effective for fiscal years beginning on or after January 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

c) Consolidated Financial Statements

In January 2009, the CICA issued Handbook section 1601, “Consolidated Financial Statements”, to provide guidance on the preparation of consolidated financial statements. The section is effective for fiscal years beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

d) Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” to be consistent with Sections 1582, 1601 and 1602, which were issued in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. The Company has elected to early adopt this policy effective July 1, 2010. The adoption of this standard did not have an impact on the Company’s consolidated financial position, earnings or cash flows.

Capital Resources
The Company has no operations that generate cash flow and its long term financial success is dependent on management’s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With a working capital deficit of $821,559 as at June 30, 2011, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. The Company is actively sourcing additional capital for the Company.

Risks and Uncertainties
The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Fair value of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, accounts payable, and notes payable. Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables, accounts payable, and notes payable approximates their fair value because of the short-term nature of these instruments.

Management of financial risk
The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At June 30, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars and Indonesian Rupiah:

	June 30, 2011
	Canadian	Indonesian
	Dollars	Rupiah
	CDN$	Rp.
Cash and cash equivalents	59	4,476,099
Receivables	2,327	-
Accounts payable and accrued liabilities	(97,526)	(22,500,000)

Based on the above net exposures as at June 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $9,743 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $209 in the Company’s net earnings.

Credit risk
Credit risk is the risk of a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash is held by large Canadian and international financial institutions. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at June 30, 2011, the Company had a cash balance of $17,427 (June 30, 2010 - $88,843) to settle current liabilities of $847,469 (June 30, 2010 - $284,787).

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

Price risk
The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Capital Management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares and loans and advances from related parties. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental’s general and administrative expenses and resource property costs is provided in the Company’s Consolidated Statement of Loss and Note 7 - Resource Property Costs contained in its Consolidated Financial Statements for June 30, 2011.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the audited consolidated financial statements for the fiscal year ended June 30, 2011, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)
The Canadian Accounting Standards Board ("AcSB") announced its decision to replace Canadian generally accepted accounting principles (“GAAP”) with International Financial Reporting Standards (IFRS) for all Canadian Publicly Accountable Enterprises (PAEs). The effective changeover date for the Company is July 1, 2011, at which time Canadian GAAP will cease to apply for Continental and will be replaced by IFRS. Following this timeline, the Company will issue its first set of interim financial statements prepared under IFRS for the quarter ending September 30, 2011 including comparative IFRS financial results and an opening balance sheet as at July 1, 2010. The first annual IFRS consolidated financial statements will be prepared for the year ended June 30, 2012 with restated comparatives for the year ended June 30, 2011.

Management has developed a project plan for the conversion to IFRS based on the current nature of operations. The conversion plan is comprised of three phases: 1) Scoping phase which assesses the overall impact and effort required by the Company in order to transition to IFRS; 2) Planning phase which includes a detailed analysis of the conversion process and implementation plan required for disclosure for the Company’s first quarter; 3) Transition phase which includes the preparation of an IFRS compliant opening balance sheet as at July 1, 2010, any necessary conversion adjustments and reconciliations, preparation of fully compliant pro forma financial statements including all note disclosures and disclosures required for the MD&A.

Management has completed phase one and two, and is now advancing through phase three, the Transition phase. Management prepared a component evaluation of its existing financial statement line items,comparing Canadian GAAP to the corresponding IFRS guidelines, and has identified a number ofdifferences. Many of the differences identified are not expected to have a material impact on the reportedresults and financial position. Management has also prepared a conversion plan and is currently on target forall of the deliverables.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retainedearnings as of the date of the first comparative balance sheet presented based on standards applicable atthat time.
IFRS-1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions andmandatory exceptions, in certain areas, to the general requirement for full retrospective application ofIFRS. The Company will be applying the following exemptions to its opening statement of financialposition dated July 1, 2010:

(a)	Share-based payment transactions

IFRS-1 encourages, but does not require, first-time adopters to apply IFRS-2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company will be electing not to apply IFRS to awards that vested prior to July 1, 2010, which have been accounted for in accordance with Canadian GAAP.

(b)

Business combinations
IFRS-1 indicates that a first-time adopter may elect not to apply IFRS-3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. The Company will apply this election and IFRS-3 will be applied only to business combinations that occur on or after July 1, 2010.

(c)

Cumulative translation differences
IFRS-1 allows a first-time adopter to not comply with the requirements of IAS-21 The Effects of Changes in Foreign Exchange Rates, for cumulative translation differences that existed at the date of transition to IFRS. The Company will choose to apply this election. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

(d)

IAS 27 – Consolidated and Separate Financial Statements
In accordance with IFRS-1, if a company elects to apply IFRS-3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company will be electing to apply IFRS-3 prospectively, the Company will also be electing to apply IAS 27 prospectively.

IFRS-1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company will be applying the following guideline to its opening statement of financial position dated July 1, 2010:

(e)

Estimates
In accordance with IFRS-1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of July 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Set out below are the most significant areas, identified to date by management, where changes inaccounting policies may have the highest potential impact on the Company’s consolidated financialstatements based on the accounting policy choices approved by the Audit Committee and Board ofDirectors.

In the period leading up to the changeover in 2011, the AcSB has ongoing projects and intends to issuenew accounting standards during the conversion period. As a result, the final impact of IFRS on theCompany’s consolidated financial statements can only be measured once all the IFRS accountingstandards at the conversion date are known. Management will continue to review new standards, as wellas the impact of the new accounting standards, between now and the conversion date to ensure all relevantchanges are addressed.

Foreign Currency (IAS-21)
IFRS requires that the functional currency of each entity in the consolidated group be determinedseparately in accordance with IAS-21 and the entity’s financial results and position should be measuredusing the currency of the primary economic environment in which the entity operates (“the functionalcurrency”). Currently, the functional currency of the consolidated entity is the United States dollar (“USD”)which is also the presentation currency of the Company’s financial statements.

Management has determined that the functional currency of the parent company, Continental Energy Corporation, is most likely the United States dollar and the functional currency of the subsidiary, CGX Exploration Inc. is also most likely the United States dollar but a detailed analysis remains to be completed.

The presentation currency of the Company’s financial statements will continue to be the United States dollar.Under IFRS, the financial statement of each entity will need to be translated to the United States dollar inaccordance with IAS-21. In preparing the financial statements of the individual entities, transactions incurrencies other than the entity’s functional currency (foreign currencies) are recorded at the rates ofexchange prevailing at the dates of the transactions. At each statement of financial position date,monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetaryassets and liabilities are translated using the historical rate on the date of the transaction. Non-monetaryassets and liabilities that are stated at fair value are translated using the historical rate on the date that thefair value was determined. All gains and losses on translation of these foreign currency transactions areincluded in the consolidated income statements.

Share Based Payments (IFRS-2)
Canadian GAAP

  The fair value of share based payments with graded vesting are calculated as one grant and theresulting fair value is recognized on an accelerated or straight line basis over the vesting period.

  Forfeitures of awards are recognized as they occur.

IFRS

  Each tranche of a grant with different vesting dates is considered a separate grant for thecalculation of fair value and the resulting fair value is amortized over the vesting period of therespective tranches.

  Forfeiture estimates are recognized in the period they are estimated, and are revised for actualforfeitures in subsequent periods.

All options granted by the Company which vest in the comparative year for IFRS have been valued in compliance with IFRS. A forfeiture rate will need to be applied in the comparative year to make the Company fully compliant with IFRS-2.

Exploration and Evaluation of Mineral Resources (IFRS-6)
Under the Company’s current accounting policy, all costs of exploring for and developing oil and gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs in significant investment in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

The comments on the Extractive Industries Discussion Paper published April 2010 indicate that the consensus is to capitalize E&E assets. Based on this, management will most likely decide to continue with its current accounting policy of capitalizing all E&E expenditures.

Management has also decided that E&E assets will be measured at cost, similar to other companies, rather than using the revaluation model. They have also determined that E&E assets will be classified as intangible assets. This has been chosen because expenditures reflect an increased knowledge of the property as opposed to a tangible asset.

Asset Impairment (IAS-36)
Canadian GAAP generally uses a two-step approach to impairment testing: first comparing asset carryingvalues with undiscounted future cash flows to determine whether impairment exists; and then measuringany impairment by comparing asset carrying values with discounted cash flows. International AccountingStandard (IAS) 36, “Impairment of Assets” uses a one-step approach for both testing and measurement ofimpairment, with asset carrying values compared directly with the higher of fair value less costs to selland value in use (which uses discounted future cash flows). This may potentially result in write downswhere the carrying value of assets were previously supported under Canadian GAAP on an undiscountedcash flow basis, but could not be supported on a discounted cash flow basis.

Currently the Company has no significant assets for which impairment testing is required. However, asevents and circumstances of the Company’s operations change that give rise to impairment testing, IAS36 will be applied.

Property, Plant and Equipment (IAS-16)
Under IFRS, Property, Plant and Equipment (“PP&E”) can be measured at fair value or at cost while under Canadian GAAP, the Company has to carry PP&E on a cost basis and the application of the revaluation method is prohibited.

Upon adoption of IFRS, the Company has to determine whether to elect a cost model or revaluation model. Currently, the Company only has an immaterial amount of assets capitalized as property, plant and equipment and as a result, there will be no material impact on the adoption of either IFRS model on the Company’s financial statements.

In accordance with IAS-16 “Property, Plant and Equipment”, upon acquisition of significant assets, the Company will need to allocate an amount initially recognized in respect of an asset to its component parts and account for each component separately when the components have different useful lives or the components provide benefits to the entity in a different pattern.

Income Taxes (IAS-12)
Under Canadian GAAP, future income tax assets and liabilities are referred to as “future income tax(“FIT”) assets and liabilities while under IFRS these are referred to as “deferred tax assets and liabilities.”

Similar to FIT assets and liabilities, deferred tax assets and liabilities are recognized for deferred taxconsequences attributable to differences between the financial statement carrying amounts of existingassets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured usingthe enacted or substantively enacted tax rates expected to apply when the asset is realized or the liabilitysettled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in theperiod that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will beavailable against which the asset can be utilized. To the extent that the Company does not consider itprobable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

For IFRS the following temporary differences do not result in deferred tax assets or liabilities:

a)	the initial recognition of assets or liabilities, not arising in a business combination, that does notaffect accounting or taxable profit;

b)

investments in subsidiaries, associates and jointly controlled entities where the timing of reversalof the temporary differences can be controlled and reversal in the foreseeable future is notprobable.

The Company expects the impact of implementing IAS-12 Income Taxes will not have a significant impact on the financial statements. However, as events and circumstances of the Company’s operations change that give rise to future income taxes, IAS-12 will be applied.

Conclusion
As the Company elects and approves the IFRS accounting policy for each of the areas above,management will determine and disclose the potential impact of the IFRS adoption at the transition dateon our financial statements. The International Accounting Standards Board will also continue to issuenew accounting standards during the conversion period and, as a result, the final impact of IFRS on theCompany’s consolidated financial statements will only be measured once all the IFRS applicableaccounting standards at the conversion date are known.

Based on management’s assessment of the information system currently used by the Company, allinformation required to be reported under IFRS is expected to be available with minimal system changes.In addition, based upon the Company’s current operations, it is management’s opinion that the adoptionof IFRS is not expected to have a significant impact on internal controls and reporting procedures.

One of the more significant impacts identified to date of adopting IFRS is the expanded presentation anddisclosure requirements. Disclosure requirements under IFRS generally contain more breadth and depththan those required under Canadian GAAP and, therefore, will result in more extensive note references.The Company is continuing to assess the level of presentation and disclosures required for itsconsolidated financial statements.

The Company currently does not have any debt covenants, capital requirements, compensationarrangements, or material contracts that impact its current business activities that would affect theconversion to IFRS.

Management, members of the board of directors and audit committee have the required financialreporting expertise to ensure the adequate organization and transition to IFRS.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

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Form 52-109FV1
Certification of annual filings – OTC reporting issuer basic certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Continental Energy Corporation (the “issuer”) for the financial year ended June 30, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 28, 2011

(signed) “Richard L. McAdoo”
Name: Richard L. McAdoo
Title: Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings – OTC reporting issuer basic certificate

I, Robert Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Continental Energy Corporation (the “issuer”) for the financial year ended June 30, 2011.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 28, 2011

(signed) “Robert Rudman”
Name: Robert Rudman
Title: Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.